UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

JinkoSolar Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-34615	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1 Yingbin Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices) (Zip Code)

Mengmeng (Pan) Li, Chief Financial Officer

Stella Wang, Investor Relations

Tel: (86) 21-5180-8777

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1.	Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

JinkoSolar Holding Co., Ltd. (“JinkoSolar”) is a global leader in clean energy technology. JinkoSolar distributes its solar products and sells its solutions and services to utility-scale, commercial and residential customers in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an annual production capacity of 120 GW for mono wafers, 95 GW for solar cells and 130 GW for solar modules as of December 31, 2025.

As of December 31, 2025, JinkoSolar had over 26,000 employees across more than 10 production facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India.

The disclosures set forth herein for the reporting period from January 1, 2025 to December 31, 2025 (the “Reporting Period”) are presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended. According to section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the definition in the Form SD and for the purposes of this assessment, “conflict minerals” are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten.

Description of Reasonable Country of Origin Inquiry

JinkoSolar has taken the following steps as part of its reasonable country of origin inquiry to determine whether any conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country:

●	Prepared a list of the materials used in the production of its products;

●	Assessed whether any conflict minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured by JinkoSolar (“necessary conflict minerals”);

●	Identified the suppliers whose products contained necessary conflict minerals (“Suppliers in Concern”);

●	Requested that the Suppliers in Concern provide a statement on where they obtained their products and materials that contained conflict minerals and the origin of these products and materials; and

●	Analyzed whether the necessary conflict minerals used by JinkoSolar during the Reporting Period may have originated in the Democratic Republic of the Congo or an adjoining country or whether they were from scrap or recycled sources.

JinkoSolar determined that during the Reporting Period, the conflict minerals necessary to the functionality or production of products that it manufactures or contracts to be manufactured were gold, cassiterite, wolframite, tin, and tungsten.

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●	The production of crystalline silicon involves the use of tungsten, which is contained in products including tungsten wire, tungsten wire rope, loop wire, tungsten hammers, molybdenum screws, molybdenum wire, and molybdenum heavy hammers. JinkoSolar has made inquiries with all its suppliers of these tungsten-containing products regarding the source of the tungsten used in their products and has further requested that such suppliers provide confirmation of the origin of the tungsten contained in their products.

●	The production of solar materials involves the use of gold, tin, and tungsten, which are contained in products including tin-coated copper ribbon, tin materials, diodes, and connectors. JinkoSolar has made inquiries with all its suppliers of these gold-, tin- and/or tungsten-containing products regarding the source of the gold, tin and tungsten used in their products and has further requested that such suppliers provide confirmation of the origin of the gold, tin, and tungsten contained in their products.

●	The stencils used in the production of solar cells contain tungsten. JinkoSolar has made inquiries with all its suppliers of stencils regarding the source of the tungsten contained in their products and has further requested that such suppliers provide confirmation of the origin of the tungsten contained in their products.

●	The production of solar modules involves the use of tin, which is contained in products including soldering strips, tin materials, and tin-plated copper strips. JinkoSolar has made inquiries with all its suppliers of these tin-containing products regarding the source of the tin used in their products and has further requested that such suppliers provide confirmation of the origin of the tin contained in their products.

●	The production of energy storage system products involves the use of gold, cassiterite, wolframite, tin, and tungsten, which are contained in products including electroplated layers, tin plating, soldering components, and alloy compositions. JinkoSolar has made inquiries with all its suppliers of these gold-, cassiterite-, wolframite-, tin-, and/or tungsten-containing products regarding the source of the gold, cassiterite, wolframite, tin and tungsten used in their products and has further requested that such suppliers provide confirmation of the origin of the gold, cassiterite, wolframite, tin and tungsten contained in their products.

JinkoSolar does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or adjoining countries.

Determination

Based on JinkoSolar’s reasonable country of origin inquiry, JinkoSolar has no reason to believe that any necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

Link in JinkoSolar’s Corporate Website

This specialized disclosure report on Form SD can be accessed on JinkoSolar’s investor relations website at http://ir.jinkosolar.com/.

Item 1.02.	Exhibit

Not applicable.

Section 2.	Resource Extraction Issuer Disclosure

Item 2.01.	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3.	Exhibits

Not applicable.

Item 3.01.	Exhibits

Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JinkoSolar Holding Co., Ltd.

By:	/s/ Mengmeng (Pan) Li
Name:	Mengmeng (Pan) Li
Title:	Chief Financial Officer

Date: May 29, 2026